

October 4, 2013

Via U.S. Mail
Herbert Ying Chiu Lee
Director
Oakridge International Corporation
Suite 5, Level 2, Malcolm Reid Building
187 Rundle Street
Adelaide SA 5000 Australia

> **Re:** **Oakridge International Corporation**
> **Form 8-K**
> **Filed October 3, 2013**
> **File No. 1-35640**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include the commission file number on the cover page. Our records show that your commission file number is 1-35640.

Item 4.01 Changes in Registrant's Certifying Accountant

2. Please revise your disclosure to state whether Albert Wong & Co. LLP was dismissed, resigned or declined to stand for re-election, including the date thereof. Refer to paragraphs (a)(1)(i) of Item 304 of Regulation S-K. In addition, if applicable, provide the disclosures required by Item 304(a)(2) of Regulation S-K.

3. Please revise your disclosure in the second paragraph to clarify that the reports of Albert Wong & Co. LLP on your financial statements for the years ended June 30, 2011 and June 30, 2012 and for the period from October 31, 2007 (date of inception) to June 30, 2012 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4. Please revise your disclosure in the third paragraph to state whether there were any disagreements during the two most recent fiscal years and any subsequent interim period preceding the dismissal, resignation or declination. Please refer to paragraphs (a)(1)(iv) of Item 304 of Regulation S-K and Question 111.01 of our Compliance & Disclosure Interpretations for Regulation S-K available on our website at www.sec.gov. Also, if there were any reportable events during the two most recent fiscal years and any subsequent interim period preceding the dismissal, resignation or declination, please provide the disclosures required by paragraphs (a)(1)(v) of Item 304 of Regulation S-K to the extent applicable.

Item 9.01

5. Please file an updated letter from Albert Wong & Co. LLP as Exhibit 16, rather than Exhibit 10.1, to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief